UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
 Under the Securities Exchange Act of 1934

For the Month of July 2014

001-36203
 (Commission File Number)

CAN-FITE BIOPHARMA LTD.
(Exact name of Registrant as specified in its charter)

10 Bareket Street
 Kiryat Matalon, P.O. Box 7537
 Petach-Tikva 4951778, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
 Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
 Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
 Regulation S-T Rule 101(b)(7): ☐

On July 7, 2014, Can-Fite BioPharma Ltd. (the “Company”) made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.1 and may be viewed in the Investor Information section of the Company’s website at www.canfite.com.

In addition, the 2014 Annual Meeting of Shareholders (the “Annual Meeting”) was convened on Monday, July 7, 2014, however, it was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Annual Meeting will be reconvened on Monday, July 14, 2014 at 10:00am, Israel time at the Company’s offices located at 10 Bareket Street, Petach Tikva, Israel.

Exhibit Index

Exhibit No.	Description
99.1	Company Presentation, dated July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date July 8, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer